Exhibit 99.1

Gaotu Techedu Announces Third Quarter of 2023 Unaudited Financial Results

and the Upsizing of Share Repurchase Program

Beijing, China, November 22, 2023 —Gaotu Techedu Inc. (NYSE: GOTU) (“Gaotu” or the “Company”), a technology-driven education company and online large-class tutoring service provider in China, today announced its unaudited financial results for the third quarter ended September 30, 2023.

Third Quarter 2023 Highlights[1]

•
Net revenues were RMB789.4 million, increased by 30.2% from RMB606.2 million in the same period of 2022.
•
Gross billings[2] were RMB639.3 million, increased by 5.3% from RMB607.0 million in the same period of 2022.
•
Loss from operations was RMB99.5 million, compared with loss from operations of RMB69.6 million in the same period of 2022.
•
Non-GAAP loss from operations was RMB83.6 million, compared with non-GAAP loss from operations of RMB53.0 million in the same period of 2022.
•
Net loss was RMB57.7 million, compared with net loss of RMB61.4 million in the same period of 2022.
•
Non-GAAP net loss was RMB41.7 million, compared with non-GAAP net loss of RMB44.8 million in the same period of 2022.

Third Quarter 2023 Key Financial and Operating Data

(In thousands of RMB, except for percentages)

	For the three months ended September 30,
	2022	2023	Pct. Change
Net revenues	606,169	789,413	30.2%
Gross billings	607,042	639,342	5.3%
Loss from operations	(69,564)	(99,541)	43.1%
Non-GAAP loss from operations	(52,968)	(83,607)	57.8%
Net loss	(61,350)	(57,663)	(6.0)%
Non-GAAP net loss	(44,754)	(41,729)	(6.8)%
Net operating cash outflow	(34,681)	(209,930)	505.3%

[1] For a reconciliation of non-GAAP numbers, please see the table captioned "Reconciliations of non-GAAP measures to the most comparable GAAP measures" at the end of this press release. Non-GAAP income (loss) from operations and non-GAAP net income (loss) exclude share-based compensation expenses.

[2] Gross billings is a non-GAAP financial measure, which is defined as the total amount of cash received for the sale of course offerings in such period, net of the total amount of refunds in such period. See "About Non-GAAP Financial Measures" and "Reconciliations of non-GAAP measures to the most comparable GAAP measures" elsewhere in this press release.

Nine Months Ended September 30, 2023 Highlights

•
Net revenues were RMB2,199.8 million, increased by 17.7% from RMB1,868.6 million in the same period of 2022.
•
Gross billings were RMB2,060.6 million, increased by 34.1% from RMB1,536.8 million in the same period of 2022.
•
Income from operations increased by 137.1% year-over-year to RMB38.9 million.
•
Non-GAAP income from operations was RMB81.6 million, compared with RMB1.1 million in the same period of 2022.
•
Net income increased by 295.6% year-over-year to RMB112.4 million.
•
Non-GAAP net income was RMB155.0 million, increased by 220.1% from RMB48.4 million in the same period of 2022.

First Nine Months 2023 Key Financial and Operating Data

(In thousands of RMB, except for percentages)

	For the nine months ended September 30,
	2022	2023	Pct. Change
Net revenues	1,868,583	2,199,799	17.7%
Gross billings	1,536,805	2,060,618	34.1%
(Loss)/income from operations	(104,804)	38,909	137.1%
Non-GAAP income from operations	1,071	81,583	7,517.5%
Net (Loss)/income	(57,441)	112,351	295.6%
Non-GAAP net income	48,434	155,025	220.1%
Net operating cash outflow	(422,153)	(137,796)	(67.4)%

Larry Xiangdong Chen, the Company’s founder, Chairman and CEO, commented, “We are currently focusing on defining clear development directions and charting a well-defined path forward, dedicated to building up our core organizational competitiveness and continuously delving into new business initiatives. We will invest in areas that are strategically important for the company’s success, continue to refine products and services for non-academic tutoring services, traditional learning services and educational services for college students and adults, and build a resilient organization and a robust pool of talent. We are confident in our ability to deliver high-quality services and efficient operations through our ongoing efforts to improve customer acquisition efficiency, refine our educational products and services offerings, and foster the rapid growth of our talents and organization. We believe these initiatives will put Gaotu on the fast track to growth.

We have strong confidence in our company’s future growth and development, therefore our board of directors today authorized the upsizing of our existing share repurchase program to US$80 million worth of ADSs to continuously enhance long-term shareholder value.”

Shannon Shen, CFO of the Company, added, “The company maintained growth momentum during the third quarter of 2023. Net revenues increased by 30.2% year-over-year to RMB789 million, while gross billings increased by 5.3% year-over-year to RMB639 million. We maintained a strong cash position, with a total of approximately RMB3.52 billion in cash, cash equivalents, restricted cash, and short and long-term investments as of September 30, 2023. This was RMB181 million higher than the same time point of last year, and highlights the ample resources we have to continue driving the development of our business. The company will keep to its original goal of addressing user needs and enhancing learning outcomes in order to create sustainable long-term value for its customers and shareholders.”

Financial Results for the Third Quarter of 2023

Net Revenues

Net revenues increased by 30.2% to RMB789.4 million from RMB606.2 million in the third quarter of 2022, which was mainly due to the continuous year-over-year growth of gross billings in the last three quarters as a result of the improvement of customer acquisition efficiency.

Cost of Revenues

Cost of revenues increased by 29.2% to RMB218.1 million from RMB168.8 million in the third quarter of 2022. The increase was mainly due to the growth of labor cost of instructors and tutors, as well as the increase of learning materials cost.

Gross Profit and Gross Margin

Gross profit increased by 30.6% to RMB571.3 million from RMB437.4 million in the third quarter of 2022. Gross profit margin increased to 72.4% from 72.2% in the same period of 2022.

Non-GAAP gross profit increased by 30.4% to RMB572.8 million from RMB439.3 million in the third quarter of 2022. Non-GAAP gross profit margin increased to 72.6% from 72.5% in the same period of 2022.

Operating Expenses

Operating expenses increased by 32.3% to RMB670.8 million from RMB506.9 million in the third quarter of 2022. The increase was primarily due to the growth of labor expenses, as well as a higher expenditure on marketing and branding activities.

•
Selling expenses increased to RMB434.4 million from RMB336.8 million in the third quarter of 2022.
•
Research and development expenses increased to RMB130.6 million from RMB106.5 million in the third quarter of 2022.
•
General and administrative expenses increased to RMB105.8 million from RMB63.6 million in the third quarter of 2022.

Loss from Operations

Loss from operations was RMB99.5 million, compared with loss from operations of RMB69.6 million in the third quarter of 2022.

Non-GAAP loss from operations was RMB83.6 million, compared with non-GAAP loss from operations of RMB53.0 million in the third quarter of 2022.

Interest Income and Realized Gains from Investments

Interest income and realized gains from investments, on aggregate, were RMB31.7 million, compared with a total of RMB12.1 million in the third quarter of 2022.

Other Income/(Expense)

Other income was RMB15.8 million, compared with other expense of RMB3.4 million in the third quarter of 2022.

Net Loss

Net loss was RMB57.7 million, compared with net loss of RMB61.4 million in the third quarter of 2022.

Non-GAAP net loss was RMB41.7 million, compared with non-GAAP net loss of RMB44.8 million in the third quarter of 2022.

Cash Flow

Net operating cash outflow in the third quarter of 2023 was RMB209.9 million, which was primarily due to the higher labor expenditure, as well as the increased spending on marketing and branding activities.

Basic and Diluted Net Loss per ADS

Basic and diluted net loss per ADS were both RMB0.22 in the third quarter of 2023.

Non-GAAP basic and diluted net loss per ADS were both RMB0.16 in the third quarter of 2023.

Share Outstanding

As of September 30, 2023, the Company had 173,781,889 ordinary shares outstanding.

Cash, Cash Equivalents, Restricted Cash, Short-term and Long-term Investments

As of September 30, 2023, the Company had cash and cash equivalents, restricted cash, short-term and long-term investments of RMB3,523.4 million in aggregate, compared with a total of RMB3,743.8 million as of December 31, 2022.

Share Repurchase

In November 2022, the Company's board of directors authorized a share repurchase program under which the Company may repurchase up to US$30 million worth of its shares, effective until November 22, 2025. In November 2023, the Company's board of directors authorized modifications to its existing share repurchase program, increasing the aggregate value of shares that may be repurchased from US$30 million to US$80 million, effective until November 22, 2025.

As of November 20, 2023, the Company had cumulatively repurchased approximately 4.2 million ADSs for approximately US$10.8 million under its existing share repurchase program.

In November 2022, Mr. Larry Xiangdong Chen, the Company's founder, Chairman and CEO, announced his plan to personally purchase up to US$20 million of the Company's shares. As of November 20, 2023, Mr. Larry Xiangdong Chen, had cumulatively purchased approximately 0.88 million ADSs under the existing purchase plan.

Appointment of Senior Executives

The Company has appointed Mr. Bin Luo as Senior Vice President and the head of college students and adults business. Mr. Luo will also be responsible for the Company's marketing and branding.

Mr. Bin Luo joined Gaotu in 2014, at the time of the Company's incorporation. Mr. Luo has extensive experience in education, marketing, and user growth. Prior to joining Gaotu, Mr. Luo served as a senior technology manager in Baidu. Mr. Luo received his bachelor's degree in computer science and technology and master's degree in signal and information processing, both from Beijing Jiaotong University. Mr. Luo is currently pursuing an EMBA at China Europe International Business School.

The Company has also appointed Ms. Nan Shen, currently Chief Financial Officer of the Company, as Senior Vice President of the Company.

Business Outlook

Based on the Company’s current estimates, total net revenues for the fourth quarter of 2023 are expected to be between RMB668 million and RMB688 million, representing an increase of 6.1% to 9.3% on a year-over-year basis. These estimates reflect the Company’s current expectations, which are subject to change.

Conference Call

The Company will hold an earnings conference call at 8:00 AM U.S. Eastern Time on Wednesday, November 22, 2023 (9:00 PM on Wednesday, November 22, 2023, Beijing/Hong Kong Time). Dial-in details for the earnings conference call are as follows:

International: 1-412-317-6061

United States: 1-888-317-6003

Hong Kong: 800-963-976

Mainland China: 400-120-6115

Passcode: 2868224

A telephone replay will be available two hours after the conclusion of the conference call through November 29, 2023. The dial-in details are:

International: 1-412-317-0088

United States: 1-877-344-7529

Passcode: 4454088

Additionally, a live and archived webcast of this conference call will be available at http://ir.gaotu.cn/home.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s ability to continue to attract students to enroll in its courses; the Company’s ability to continue to recruit, train and retain qualified teachers; the Company’s ability to improve the content of its existing course offerings and to develop new courses; the Company’s ability to maintain and enhance its brand; the Company’s ability to maintain and continue to improve its teaching results; and the Company’s ability to compete effectively against its competitors. Further information regarding these and other risks is included in the Company’s reports filed with, or furnished to the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no duty to update such information or any forward-looking statement, except as required under applicable law.

About Gaotu Techedu Inc.

Gaotu is a technology-driven education company and online large-class tutoring service provider in China. The Company offers learning services and educational content & digitalized learning products. Gaotu adopts an online live large-class format to deliver its courses, which the Company believes is the most effective and scalable model to disseminate scarce high-quality teaching resources to aspiring students in China. Big data analytics permeates every aspect of the Company's business and facilitates the application of the latest technology to improve teaching delivery, student learning experience, and operational efficiency.

About Non-GAAP Financial Measures

The Company uses gross billings, non-GAAP gross profit, non-GAAP income (loss) from operations and non-GAAP net income (loss), each a non-GAAP financial measure, in evaluating its operating results and for financial and operational decision-making purposes.

The Company defines gross billings for a specific period as the total amount of cash received for the sale of course offerings in such period, net of the total amount of refunds in such period. The Company's management uses gross billings as a performance measurement because the Company generally bills its students for the entire course fee at the time of sale of its course offerings and recognizes revenue proportionally as the classes are delivered. For some courses, the Company continues to provide students with 12 months to 36 months access to the pre-recorded audio-video courses after the online live courses are delivered. The Company believes that gross billings provides valuable insight into the sales of its course packages and the performance of its business. As gross billings have material limitations as an analytical metrics and may not be calculated in the same manner by all companies, it may not be comparable to other similarly titled measures used by other companies.

Non-GAAP gross profit, non-GAAP income (loss) from operations and non-GAAP net income (loss) exclude share-based compensation expenses. The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based expenses that may not be indicative of its operating performance from a cash perspective. The Company believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance. A limitation of using non-GAAP measures is that these non-GAAP measures exclude share-based compensation charges that have been and will continue to be for the foreseeable future a significant recurring expense in the Company’s business.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Exchange Rate

The Company’s business is primarily conducted in China and a significant majority of revenues generated are denominated in Renminbi ("RMB"). This announcement contains currency conversions of RMB amounts into U.S. dollars ("USD") solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to USD are made at a rate of RMB7.2960 to USD1.0000, the effective noon buying rate for September 29, 2023 as set forth in the H.10 statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into USD at that rate on September 29, 2023, or at any other rate.

For further information, please contact:

Gaotu Techedu Inc.

Investor Relations

E-mail: ir@gaotu.cn

Christensen

In China

Ms. Vivian Wang

Phone: +852-2232-3978

E-mail: gotu@christensencomms.com

In the US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: linda.bergkamp@christensencomms.com

Gaotu Techedu Inc.

Unaudited condensed consolidated balance sheets

(In thousands of RMB and USD, except for share, per share and per ADS data)

	As of December 31,	As of September 30,
	2022	2023	2023
	RMB	RMB	USD
ASSETS
Current assets
Cash and cash equivalents	819,911	885,569	121,377
Restricted cash	22	50	7
Short-term investments	2,923,864	1,578,237	216,315
Inventory, net	22,783	29,821	4,087
Prepaid expenses and other current assets	399,897	602,524	82,583
Amounts due from related party	-	10,660	1,461
Total current assets	4,166,477	3,106,861	425,830

Non-current assets
Operating lease right-of-use assets	83,663	126,252	17,304
Property, equipment and software, net	552,032	524,580	71,900
Land use rights, net	27,373	26,769	3,669
Long-term investments	-	1,059,577	145,227
Deferred tax assets	15,679	11,312	1,550
Rental deposit	9,502	10,765	1,475
Other non-current assets	21,449	18,978	2,601
TOTAL ASSETS	4,876,175	4,885,094	669,556

LIABILITIES

Current liabilities
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIE without recourse to the Group of RMB367,477 and RMB356,021 as of December 31, 2022 and September 30, 2023, respectively)	662,189	634,021	86,899
Deferred revenue, current portion of the consolidated VIE without recourse to the Group	906,914	631,247	86,520
Operating lease liabilities, current portion (including current portion of operating lease liabilities of the consolidated VIE without recourse to the Group of RMB21,281 and RMB21,033 as of December 31, 2022 and September 30, 2023, respectively)	38,326	36,901	5,058
Income tax payable (including income tax payable of the consolidated VIE without recourse to the Group of RMB260 and RMB2,501 as of December 31, 2022 and September 30, 2023, respectively)	1,793	2,556	350
Total current liabilities	1,609,222	1,304,725	178,827

Gaotu Techedu Inc.

Unaudited condensed consolidated balance sheets

(In thousands of RMB and USD, except for share, per share and per ADS data)

	As of December 31,	As of September 30,
	2022	2023	2023
	RMB	RMB	USD
Non-current liabilities
Deferred revenue, non-current portion of the consolidated VIE without recourse to the Group	52,419	130,054	17,825
Operating lease liabilities, non-current portion (including non-current portion of operating lease liabilities of the consolidated VIE without recourse to the Group of RMB17,457 and RMB67,167 as of December 31, 2022 and September 30, 2023, respectively)	44,198	87,549	12,000
Deferred tax liabilities(including deferred tax liabilities of the consolidated VIE without recourse to the Group of RMB74,341 and RMB72,476 as of December 31, 2022 and September 30, 2023, respectively)	74,507	72,617	9,953
TOTAL LIABILITIES	1,780,346	1,594,945	218,605

SHAREHOLDERS’ EQUITY
Ordinary shares	115	116	16
Treasury stock, at cost	-	(33,691)	(4,618)
Additional paid-in capital	7,915,899	7,977,592	1,093,419
Accumulated other comprehensive loss	(64,062)	(10,096)	(1,384)
Statutory reserve	40,380	40,380	5,535
Accumulated deficit	(4,796,503)	(4,684,152)	(642,017)
TOTAL SHAREHOLDERS’ EQUITY	3,095,829	3,290,149	450,951

TOTAL LIABILITIES AND TOTAL SHAREHOLDERS’ EQUITY	4,876,175	4,885,094	669,556

Gaotu Techedu Inc.

Unaudited condensed consolidated statements of operations

(In thousands of RMB and USD, except for share, per share and per ADS data)

	For the three months ended September 30,			For the nine months ended September 30,
	2022	2023	2023	2022	2023	2023
	RMB	RMB	USD	RMB	RMB	USD
Net revenues	606,169	789,413	108,198	1,868,583	2,199,799	301,508
Cost of revenues	(168,799)	(218,126)	(29,897)	(541,748)	(562,488)	(77,095)
Gross profit	437,370	571,287	78,301	1,326,835	1,637,311	224,413
Operating expenses:
Selling expenses	(336,799)	(434,428)	(59,543)	(889,948)	(1,035,514)	(141,929)
Research and development expenses	(106,537)	(130,618)	(17,903)	(333,716)	(325,997)	(44,682)
General and administrative expenses	(63,598)	(105,782)	(14,499)	(207,975)	(236,891)	(32,469)
Total operating expenses	(506,934)	(670,828)	(91,945)	(1,431,639)	(1,598,402)	(219,080)
(Loss)/income from operations	(69,564)	(99,541)	(13,644)	(104,804)	38,909	5,333
Interest income	4,325	24,153	3,310	13,770	57,226	7,843
Realized gains from investments	7,753	7,579	1,039	27,486	25,961	3,558
Other (expense)/income	(3,438)	15,782	2,163	24,963	21,695	2,974
(Loss)/income before provision for income tax and share of results of equity investees	(60,924)	(52,027)	(7,132)	(38,585)	143,791	19,708
Income tax expenses	(426)	(656)	(90)	(18,856)	(22,275)	(3,053)
Share of results of equity investees	-	(4,980)	(683)	-	(9,165)	(1,256)
Net (loss)/income	(61,350)	(57,663)	(7,905)	(57,441)	112,351	15,399
Net (loss)/income attributable to Gaotu Techedu Inc.'s ordinary shareholders	(61,350)	(57,663)	(7,905)	(57,441)	112,351	15,399
Net (loss)/income per ordinary share
Basic	(0.36)	(0.33)	(0.05)	(0.33)	0.65	0.09
Diluted	(0.36)	(0.33)	(0.05)	(0.33)	0.63	0.09
Net (loss)/income per ADS
Basic	(0.24)	(0.22)	(0.03)	(0.22)	0.43	0.06
Diluted	(0.24)	(0.22)	(0.03)	(0.22)	0.42	0.06
Weighted average shares used in net (loss)/income per share
Basic	172,515,359	174,631,114	174,631,114	172,085,108	174,107,221	174,107,221
Diluted	172,515,359	174,631,114	174,631,114	172,085,108	179,488,050	179,488,050

Note: Three ADSs represent two ordinary shares.

Gaotu Techedu Inc.

Reconciliations of non-GAAP measures to the most comparable GAAP measures

(In thousands of RMB and USD, except for share, per share and per ADS data)

	For the three months ended September 30,			For the nine months ended September 30,
	2022	2023	2023	2022	2023	2023
	RMB	RMB	USD	RMB	RMB	USD
Net revenues	606,169	789,413	108,198	1,868,583	2,199,799	301,508
Less: other revenues(1)	24,088	26,319	3,607	50,504	62,675	8,590
Add: VAT and surcharges	36,029	47,542	6,516	114,336	134,492	18,434
Add: ending deferred revenue	638,426	761,301	104,345	638,426	761,301	104,345
Add: ending refund liability	40,812	47,631	6,528	40,812	47,631	6,528
Less: beginning deferred revenue	647,867	922,576	126,450	996,218	959,333	131,488
Less: beginning refund liability	42,439	57,650	7,902	78,630	60,597	8,306
Gross billings	607,042	639,342	87,628	1,536,805	2,060,618	282,431

Note (1): Include miscellaneous revenues generated from services other than courses.

	For the three months ended September 30,			For the nine months ended September 30,
	2022	2023	2023	2022	2023	2023
	RMB	RMB	USD	RMB	RMB	USD
Gross profit	437,370	571,287	78,301	1,326,835	1,637,311	224,413
Share-based compensation expenses(1) in cost of revenues	1,939	1,522	209	38,918	9,097	1,247
Non-GAAP gross profit	439,309	572,809	78,510	1,365,753	1,646,408	225,660

(Loss)/income from operations	(69,564)	(99,541)	(13,644)	(104,804)	38,909	5,333
Share-based compensation expenses(1)	16,596	15,934	2,184	105,875	42,674	5,849
Non-GAAP (loss)/income from operations	(52,968)	(83,607)	(11,460)	1,071	81,583	11,182

Net (loss)/income	(61,350)	(57,663)	(7,905)	(57,441)	112,351	15,399
Share-based compensation expenses(1)	16,596	15,934	2,184	105,875	42,674	5,849
Non-GAAP net (loss)/income	(44,754)	(41,729)	(5,721)	48,434	155,025	21,248

Note (1): The tax effects of share-based compensation expenses adjustments were nil.